UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated July 16, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE

Sibanye-Stillwater enters into streaming agreement with Wheaton International
Johannesburg, 16 July 2018: Sibanye-Stillwater (Tickers JSE: SGL and NYSE: SBGL) is pleased to announce that it has secured a US$500 million upfront cash payment (the Advance Amount) through a streaming agreement with Wheaton Precious Metals International Ltd (“Wheaton International”), a wholly-owned subsidiary of Wheaton Precious Metals Corp. In return, Sibanye-Stillwater has committed to deliver a percentage of gold and palladium produced from its United States (“US”) Platinum Group Metals
(“PGM”) operations (comprising its East Boulder and Stillwater mining operations) (the “Transaction”).
The Transaction is effective from 1 July 2018.
Transaction rationale
•
Delivering against short term strategic goals -the US$500 million upfront cash payment, immediately reduces Sibanye-Stillwater’s leverage, decreasing Net Debt:Adjusted EBITDA
1
by between 0.6x and
0.7x, which will reduce the current Group leverage ratio to a level well below both the current covenant (3.5x) and future covenant (2.5x) ratios.
•
Improved capital structure and reduced financing cost - the streaming agreement is a long-term financing instrument with no repayment of any of the Advance Amount under any circumstances and no minimum delivery obligations, at a cost that is lower than the Company’s alternatives in international capital markets.
•
Crystalizes significant value from Stillwater - the Transaction ensures the realisation of significant value uplift from the US PGM operations for Sibanye-Stillwater shareholders, by crystalizing the value of by-product gold production and the 31% increase
2
in the palladium price since the Stillwater
Mining Company (Stillwater) transaction was announced on 9 December 2016.
CEO, Neal Froneman commenting on the Transaction said, “The streaming transaction is further delivery on our strategic commitments and validates the value we identified in the Stillwater assets. Importantly the transaction results in a significant reduction in Group leverage, improving flexibility and reducing financing costs and risk. We are extremely pleased to have secured this competitively priced financing arrangement with a company of the quality of Wheaton International.”
Key Transaction terms
Wheaton International will advance an upfront cash payment of US$500 million to Sibanye-Stillwater on closing of the transaction, which is expected soon after the announcement date. Closing of the
Transaction is subject to the completion of certain corporate matters which are administrative in nature.
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

In addition to the Advance Amount, Wheaton International will pay Sibanye-Stillwater 18%
5
of the spot
palladium and gold prices for each ounce delivered under the streaming agreement until the
Advance Amount has been reduced to nil through metal deliveries. Thereafter, Sibanye-Stillwater will receive 22%
5
of spot US$ palladium and gold prices for each ounce of palladium and gold delivered.
Sibanye-Stillwater has committed to deliver
3
to Wheaton International the equivalent of:
•
100% of gold production from the US PGM operations over the life of the US PGM operations
•
Annual palladium production from the US PGM operations equivalent to:
−
4.5% of production, until (i) a cumulative amount of 375 koz having been delivered, and (ii) the portion of the Advance Amount which is attributable to palladium deliveries having been reduced to nil through such deliveries.
−
thereafter, the equivalent of 2.25% of production, until (i) a further 175 koz having been delivered
(or cumulatively 550 koz having been delivered), and (ii) the Advance Amount having been reduced to nil through metal deliveries
−
thereafter and continuing for the life of the operations, 1.0% of palladium production
The stream includes a completion test on the development of the Blitz Project, including completion of underground development, critical surface infrastructure and expansion of the concentrator production output.
Transaction benefits
•
The Transaction further optimises the Group’s capital structure by diversifying Sibanye-Stillwater’s sources of funding, while immediately strengthening the Group’s balance sheet and reducing net leverage.
•
The stream has been structured at a cost which is competitive with regards to the Group’s current funding and lower than the Group’s current options in international capital markets.
•
The Transaction crystalizes significant value from gold by-product production from the US PGM operations, reducing the amount of primary PGM production required to raise the Advance
Amount. Gold production over the life of mine plan represents approximately 43% of the stream value
4
, while palladium contributes the remaining 57% of the stream value
4
. Platinum production is
excluded from the streaming agreement.
•
The streaming agreement provides Sibanye-Stillwater with a long-term funding instrument that is linked to the operational performance of the US PGM operations and to the performance of the underlying commodities.
•
Sibanye-Stillwater’s obligations under the stream are limited to delivery of a percentage of actual production, without repayment of the Advance Amount under any circumstances, and without minimum deliveries. This introduces a funding instrument with limited obligations, minimising any potential for default.
•
The declining obligation for Sibanye-Stillwater to provide palladium to Wheaton International (from
4.5% to 2.25% to 1.0%) when certain milestones are reached, ensures greater exposure to spot prices over the long term, reduces long term financing requirements and encourages ongoing growth and exploration at the US PGM operations.
•
There is limited cost variability as price and volume increases do not materially impact on the stream cost. Ultimately the stream requires a greater than 27% increase in spot US$ palladium and gold prices simultaneously for the implied cost of stream to match the Group’s current cost of term debt
4
.
Investment to advance safe technology
Sibanye-Stillwater has developed several safety initiatives, including an investment into research in technology to improve safety in mining. These initiatives prioritise the use of digital technology for enhanced safety applications including focus areas of seismicity and pro-active monitoring of underground environmental conditions. With the support of Wheaton International, Sibanye-Stillwater has committed R30 million over three years to support safety initiatives which facilitate the fast tracking of certain technology prototypes into Sibanye-Stillwater’s underground mining environment.
Conference call and audio webcast with presentation slides
Sibanye-Stillwater management will provide further detail on the Transaction via an audio webcast at
16:00 CAT/10:00 EST today. A conference call option will run concurrently. The presentation file is available on www.sibanyestillwater.com.
Webcast link:
http://themediaframe.eu/links/sibanye180712.html
Conference call numbers:
Johannesburg (Telkom)
+27 (0)10 201 6800
Johannesburg (Neotel) +27 (0)11 535 3600
United Kingdom 0 333 300 1418
United States and Canada 1 508 924 4326
Replay numbers and code:
South Africa: 010 500 4108
UK: 0 203 608 8021
Australia: 073 911 1378
USA: 1 412 317 0088
International: +27 10 500 4108
Replay Access Code:
15210
For more information, please email ir@sibanyestillwater.com
Footnotes:
1.
For the purposes of calculating the Net Debt: Adjusted EBITDA ratio, Adjusted EBITDA is calculated over the immediately preceding 12 months. Net Debt excludes Burnstone cash and debt due to the non-recourse nature of the financing as explained in the 2017 Annual Financial Statements. Adjusted EBITDA as reported is an accounting calculation based on financial results from the date of acquisition and consolidation
2. Spot prices at 30 June 2018 of US$1,253/oz (gold) and US$953/oz (palladium)
3. For the 10 years starting in 2019, production attributable to Wheaton International is forecast to average approximately 14.5 koz of gold and 29 koz of palladium per year. For the 20 years starting in 2019, production attributable to Wheaton International is forecast to average approximately 14.7 koz of gold and 24 koz of palladium per year. The forecast is based on the
Competent Persons Report for the US PGM Operations published in November 2017 and available at
https://www.sibanyestillwater.com/investors/documents-circulars
4. Assumes spot prices at 30 June 2018 of US$1,253/oz (gold) and US$953/oz (palladium), discounted at a weighted cost of capital of 7.5% (real)
5. Production payments may reduce if debt covenants exceed 3.5x Net debt:Adjusted EBITDA
Contacts:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited
Advisors
Citi is acting as financial advisor to Sibanye-Stillwater. Fasken Martineau DuMoulin LLP, Linklaters LLP,
and Webber Wentzel are acting as legal advisors to Sibanye-Stillwater.

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements, including “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and the “safe harbour” provisions of the
United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “would”, “expect”, “can”, “potential”, “could”
and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and
Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-
Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group’s Annual Integrated Report and Annual Financial Report,
published on 30 March 2018, and the Group’s Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-
looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.
Citi is acting for Sibanye-Stillwater and no one else in connection with the Transaction and will not be responsible to anyone other than Sibanye-Stillwater for providing the protections afforded to clients of
Citi or for providing advice in relation to the Transaction.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: July 16, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer